Zhongchao Inc.

Room 2504, OOCL Tower

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Telephone: +86 21-32205987

VIA EDGAR

May 19, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Mara Ransom

Re:	Zhongchao Inc. Registration Statement on Form F-3 Initially filed on December 19, 2024, as amended File No. 333-283916

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zhongchao Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on Wednesday, May 21, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP